Exhibit (a)(5)(A)

Barings BDC Announces Commencement of Tender Offer

Offers to Purchase up to $50 Million of its Common Stock at a Purchase Price Not Greater than $11.72 or Less Than $10.20 per Share

CHARLOTTE, N.C. (August 7th, 2018) – Barings BDC, Inc. (the “Company” or “Barings BDC”) (NYSE:BBDC) (f/k/a Triangle Capital Corporation) today announced the commencement of a modified “Dutch auction” tender offer (the “Tender Offer”) for an aggregate purchase price of not more than $50 million in shares of its common stock. Under the terms of the Tender Offer, stockholders may tender all or a portion of their shares at one or more prices between $10.20 and $11.72. The net asset value per share of the Company’s common stock was estimated to be $11.72 as of August 2, 2018. The Company intends to purchase properly tendered shares at the lowest price in this range that would enable Barings BDC to purchase the maximum number of shares. If the Tender Offer is oversubscribed, shares will be accepted on a prorated basis, subject to the “odd lot” and conditional tender provisions described in the Tender Offer materials. Stockholders that do not wish to participate in the Tender Offer do not need to take any action.

The Tender Offer will expire at 5:00 p.m., New York City time, on September 6, 2018, unless extended or withdrawn.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The Company expects to use available cash to purchase shares in the Tender Offer and to pay for all related fees and expenses. The full details of the Tender Offer, including complete instructions on how to tender shares, are included in the Offer to Purchase, dated August 7, 2018, the related Letter of Transmittal and the other documents related to the Tender Offer (collectively, the “Tender Materials”), which the Company has filed with the Securities and Exchange Commission (the “SEC”) and is disseminating to stockholders. Stockholders are urged to carefully read the Tender Materials because they contain important information, including the terms and conditions of the Tender Offer. Stockholders may obtain free copies of the Tender Materials at the SEC’s website at www.sec.gov or by calling Alliance Advisors, LLC, the information agent for the Tender Offer, at (888) 991-1291. Questions and requests for assistance by retail stockholders may be directed to Alliance Advisors, LLC at (888) 991-1291. Questions and requests for assistance by institutional stockholders may be directed to Wells Fargo Securities, LLC, the exclusive dealer manager for the Tender Offer, at (212) 214-6400 or (877) 450-7515 (Toll-Free). In addition, stockholders may obtain free copies of the Company’s filings with the SEC from the Company’s website at www.baringsbdc.com or by contacting the Company at 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202 or by phone (704) 805-7200.

Cautionary Notice: Certain statements contained in this press release may be “forward-looking” statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made and which reflect management’s current estimates, projections, expectations or beliefs, and which are subject to risks and uncertainties that may cause actual results to differ materially. Forward-looking statements include, but are not limited to, the ability of Barings LLC to manage Barings BDC and identify investment opportunities, the ability to complete the Tender Offer, the price at which shares of common stock may trade on The New York Stock Exchange LLC, which may be higher or lower than the purchase price in the Tender Offer, and some of these factors are enumerated in the filings Barings BDC makes with the SEC. These statements are subject to change at any time based upon economic, market or other conditions and may not be relied upon as investment advice or an indication of the fund’s trading intent. Important factors that could cause actual results to differ materially from plans, estimates or expectations included in this press release include, among others, those risk factors detailed in Barings BDC’s definitive proxy statement on Schedule 14A, filed with the SEC on June 1, 2018, and from time to time in Barings BDC’s reports filed with the SEC, including Barings BDC’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

About Barings BDC

Barings BDC, Inc. (NYSE: BBDC) is a publicly traded, externally managed investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. Barings BDC, Inc. seeks to invest primarily in senior secured loans to private U.S. middle market companies that operate across a wide range of industries. BBDC’s investment activities are managed by its investment adviser, Barings LLC, a leading global asset manager based in Charlotte, NC with over $306 billion of AUM firm-wide. For more information, visit www.baringsbdc.com.

Media Contact:

Kelly Smith, Media Relations, Barings, (980) 417-5648, kelly.smith@barings.com

Investor Relations:

BDCinvestorrelations@barings.com, (888) 401-1088